Exhibit 99.1

News Release

February 9, 2024

TELUS reports operational and financial results for fourth quarter 2023; announces 2024 financial targets

Industry-leading total Mobile and Fixed customer growth of 404,000, up 103,000 over last year, and our strongest fourth quarter on record, driven by continued robust demand for our unmatched portfolio of bundled products and services, and powered by a team member culture focused on delivering exceptional customer experiences over our globally leading networks

Strong Mobile Phone net additions of 126,000, our best fourth quarter since 2011, surpassing ten million mobile phone subscriber milestone; All-time quarterly record for Connected Device net additions of 203,000

Robust Fixed customer net additions of 75,000, including 36,000 internet customer additions, powered by our leading product portfolio in combination with TELUS’ expansive PureFibre network

Record high Mobility and Fixed customer additions of 1,266,000 for the full year, surpassing previous record high achieved in 2022 by 223,000, and the second straight year of net additions above the one million milestone

Strong quarterly financial results including Operating Revenues and Adjusted EBITDA growth of 2.6 per cent and 9.4 per cent, respectively, Net income higher by 17 per cent

Delivered full year Consolidated Operating Revenues growth of 9.4 per cent, surpassing $20 billion milestone, and Adjusted EBITDA growth of 7.6 per cent, respectively; Free Cash Flow of approximately $1.8 billion, up 38 per cent for 2023 and exceeding our updated annual target; Net income lower by 50 per cent in 2023 due to higher efficiency-related restructuring costs, depreciation and amortization from acquisitions, and financing costs

Targeting 2024 TTech Operating Revenues and Adjusted EBITDA to increase by 2 to 4 per cent and 5.5 to 7.5 per cent, respectively; Consolidated Operating Revenues and Adjusted EBITDA expected to grow at similar rates approximate to our TTech outlook; Stable Consolidated Capital Expenditures of approximately $2.6 billion; And strong Consolidated Free Cash Flow growth of circa 30 per cent to approximately $2.3 billion in 2024, supporting balance sheet strength and continued deleveraging along with our industry-leading dividend growth program

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Vancouver, B.C. – TELUS Corporation today released its unaudited results for the fourth quarter of 2023. Consolidated operating revenues and other income increased by 2.8 per cent over the same period a year ago to $5.2 billion. This growth was driven by higher service revenues in our two reportable segments: TELUS technology solutions (TTech) and Digitally-led customer experiences – TELUS International (DLCX). TTech service revenue growth was driven by: (i) higher mobile network revenues attributable to subscriber and moderating roaming revenue growth; (ii) an increase in fixed data service revenues, resulting from subscriber growth and higher, albeit moderating, revenue per internet customer; and (iii) growth in health services revenues. These factors were partly offset by lower TV and fixed legacy voice services revenues, primarily due to technological substitution, as well as macroeconomic and competitive pressures impacting consumer purchasing decisions across various products. Higher DLCX operating revenues resulted from expanded services for certain existing clients and growth from new clients, including new clients from our acquisition of WillowTree on January 3, 2023, and favourable foreign exchange impacts, which collectively more than offset the impact of some DLCX clients managing their own costs thus reducing our revenue. See Fourth Quarter 2023 Operating Highlights within this news release for a discussion on TTech and DLCX results.

“Throughout 2023, our team successfully navigated a highly competitive industry, overcame a challenging macroeconomic landscape and a dynamic regulatory environment, to achieve strong financial and operational results across our business. Indeed, our results for the year demonstrate execution strength in our TTech business segment, characterized by the potent combination of leading customer growth, complemented by strong operational and financial results, and enhanced by our significant and ongoing focus on cost efficiency. These results were buttressed by improving and resilient fourth quarter profitability from our DLCX segment, despite the continued challenging macroeconomic operating environment faced by TELUS International,” said Darren Entwistle, President and CEO. “Robust performance in our core telecom business is underpinned by our globally leading broadband networks and superior customers-first culture. This enabled our strongest fourth quarter customer growth on record, with total net additions of 404,000, up 34 per cent, year-over-year, driven by strong demand for our leading portfolio of bundled services across Mobility and Fixed services. The fourth quarter capped off a record setting year for customer net additions of 1,266,000, surpassing our previous record high in 2022 by more than 21 per cent, and marked the second consecutive year our team delivered more than one million new customer additions. These strong results included robust Fixed subscriber growth of 259,000; our highest Mobile Phone net additions since 2010 with 443,000 net new customers; and all-time record connected device net additions of 564,000. TELUS’ industry-leading growth reflects the consistent potency of our operational execution, and our unmatched bundled product offerings across Mobile and Home. Our team’s passion for delivering customer service excellence contributed to continued strong loyalty across our key product lines, once again this quarter. Notably, postpaid mobile phone churn of 0.87 per cent for the full year marks the tenth consecutive year at less than one per cent.”

“Today, TI reported its fourth quarter and full-year 2023 results that featured solid revenue growth, notwithstanding a continued challenging operating environment. Importantly, TI delivered on its commitment to improve profitability in the second half of the year, exiting the year with a strong margin profile more aligned with its historical trends,” continued Darren. “Our synergistic relationship offered meaningful support for TI’s business, alongside momentum fuelled by the AI solutions that TI provides to companies like Google, its second largest client, offsetting an otherwise softer demand environment. The improvement in TI’s profitability also reflected meaningful cost efficiency efforts implemented during the year, realigning its cost base to better meet the near-term demand environment. Over the long-term, TI remains an exciting growth story, with meaningful opportunities driven by digital transformation, underpinned by robust AI capabilities.”

“At our TELUS Health business unit, we achieved fourth quarter revenues of $432 million, alongside 24 per cent EBITDA contribution growth, delivering total annual revenues of $1.7 billion along with 11 per cent EBITDA contribution growth. We continue to execute on our global growth strategy and demonstrate our progress towards our goal to be the most trusted wellbeing company in the world. This includes our healthcare services and programs now covering nearly 70 million lives around the world, an increase of 1.8 million year-over-year; supporting health outcomes on 610 million digital health transactions during 2023, up five per cent over last year; and increasing our virtual care membership to 5.6 million, up more than 24 per cent over the prior year. Since acquiring LifeWorks in 2022, our team has committed to driving $427 million in annualized synergies by the end of 2025. This includes $327 million expected to be realized through operating cost synergies from continued integration, and optimizing our organizational structure, systems and real estate. Furthermore, we anticipate $100 million from longer-term revenue synergies driven by cross-selling health services products within our TELUS Health customer base, and throughout our TELUS portfolio of assets, including TELUS International. To date, we have achieved $233 million in combined annualized synergies, towards our overall objective. These synergies will allow us to re-invest in the growth of our business and improve our profitability, while we focus on delivering efficient, secure and best-in-class health and wellness solutions to our customers.”

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“Our all-time record customer growth is underpinned by our dedicated team who are passionate about delivering superior service offerings and digital capabilities, over our world-leading wireless and PureFibre broadband networks,” added Darren. “Importantly, TELUS’ networks continued to earn global accolades in 2023 for reliability, expansiveness, speed and superiority, including multi-year recognition from independent, third-party organizations, such as Opensignal and PCMag. TELUS has been recognized as Canada’s most awarded network by Opensignal over six consecutive years, while PCMag named TELUS Canada’s best mobile carrier, and Best mobile carrier for business, in their annual Readers’ Choice Awards. With respect to fixed, PCMag recognized TELUS as the Fastest Internet Service Provider (ISP) in Canada for the fourth consecutive year in 2023. These accolades illustrate the TELUS team’s steadfast commitment to connecting Canadians to the people and information that matter most.”

Darren further commented, “The generational broadband network investments that TELUS has made over the last decade will continue to drive extensive socio-economic benefits for Canadians in communities from coast-to-coast, while underpinning the continued advancement of our financial and operational performance. These investments power our team’s ability to consistently drive profitable growth over the long-term, on the back of our differentiated asset base, best-in-class customer experience, and world-leading networks, alongside our unique growth businesses. This provides us with confidence in the robust outlook for our business and delivering on the annual targets for 2024 that we have announced today. These include TTech Operating Revenues and Adjusted EBITDA increases of 2 to 4 per cent and 5.5 to 7.5 per cent, respectively; Consolidated Capital Expenditures of approximately $2.6 billion; alongside Consolidated Free Cash Flow of approximately $2.3 billion, up circa 30 per cent over 2023, bolstered by strong EBITDA growth and stable capital investments. Our outlook for 2024 will be supported by the 2024 targets announced this morning by TI, with revenue and EBITDA growth of 3 to 5 per cent and 7 to 10 per cent, respectively, and industry leading free cash flow yield in line with TI’s historical average. Combining our outlook for TTech and TI, Consolidated Operating Revenues and Adjusted EBITDA are expected to grow at similar rates approximate to our TTech outlook. Furthermore, the unparalleled skill, innovation, grit and execution excellence of our team, on our consistent and winning strategy, underpins our leading multi-year dividend growth program, now in its fourteenth year, through to the end of 2025.”

“To further buttress the sustainability of our consistently strong performance, against the backdrop of the rapid transformation in our industry due to the evolving regulatory, competitive and macroeconomic environment that we currently face, we continue to focus on executing the extensive efficiency and effectiveness initiative across TELUS, initially announced in August. Importantly, the transformational investments we have prudently made over the course of more than a decade in building the best culture, and enabling industry-leading customer experiences over our globally leading wireless and PureFibre broadband networks, allowed us to accelerate our well-progressed plans to digitally revolutionize our business and further streamline our operating costs. Our team’s grit, resilience and ability to embrace change and continuously evolve the way we operate have enabled us to achieve our targeted team member reductions in 2023, with the full run-rate of annualized cost savings expected to be realized in the second quarter of 2024. Furthermore, our focus on cost efficiency is continuing into 2024, targeting incremental restructuring investments of approximately $300 million. While these come with many difficult decisions, we continue to leverage our decades-long track record of successfully navigating exogenous factors, in order to rise to the current challenges and future proof our business.”

“Against the backdrop of these ongoing challenges, our TELUS family continues to bring our caring culture to life,” said Darren. “Last year alone, our team members and retirees logged an unprecedented 1.5 million hours of volunteerism in communities across the globe — an unparalleled accomplishment that is more than any other company in the world. Importantly, this represents the fifth consecutive year that we have collectively contributed over one million hours. This brings us to a total of $1.6 billion gifted in cash, in-kind contributions, time and support programs, and 16 million hours, which equates to 2.2 million days of volunteering since 2000. Due, in part, to our team’s unsurpassed dedication to putting our communities and customers first, the TELUS brand has increased in value from $10.3 billion in 2023 to circa $11.5 billion today as ranked in the Brand Finance 2024 global report. Notably, TELUS moved up two places to become the most valuable telco brand in Canada and the eighth most valuable brand, nationally.”

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Doug French, Executive Vice-president and CFO said, “In the fourth quarter of 2023, our team achieved strong operational and financial results, supported by our consistent focus on profitable customer growth and our ongoing focus on cost efficiency. For the year, operating revenue growth of 9.4 per cent was effectively aligned with the lower end of our updated guidance, while Adjusted EBITDA landed within the targeted range. Cash flow from operations decreased by 6.5 per cent and free cash flow increased by 38 per cent to approximately $1.8 billion, surpassing our updated target of approximately $1.5 billion. The higher free cash flow result for the year reflects the timing of restructuring payments of approximately $200 million related to our efficiency program in 2023 that will flow into 2024 along with a lower-than-expected cash impact from device financing.”

Doug added, “In the fourth quarter, we purposefully accelerated capital expenditures, focusing additional investments in digitization and platform development, particularly within key growth areas of our business, along with additional investments to expand the reach of our PureFibre network within targeted communities. These additional investments will further enhance our go-to-market opportunities as we begin the new year. Our team also continued to execute against our significant cost efficiency program focused on driving sustainable EBITDA expansion, margin enhancements and cash flow generation. As we head into 2024, cost efficiency will remain a key priority as we identify further opportunities across our organization.”

“Our continued strong operational and financial performance supports our robust balance sheet and liquidity position” added Doug. “Our debt maturity schedule is a testament to our prudent financial planning. With the average maturity of our long-term debt of over 11 years, and 87 per cent of our debt being fixed, we are well-positioned to successfully navigate a dynamic operating environment with resilience and foresight. Furthermore, the average cost of our long-term debt of 4.33 per cent at the end of 2023 remains low relative to current rates. Our balance sheet in 2024 will be further enhanced by the meaningful increase in free cash flow alongside strong EBITDA growth, and supported by our stable core capital expenditure outlook of approximately $2.6 billion, excluding investments related to real estate development initiatives. As a percentage of revenue, our consolidated capital intensity in 2024 will remain low and in the 13 per cent range. This strong position further supports our industry-leading dividend growth program now in place through 2025, along with deleveraging our balance sheet while continuing to make strategic investments to continue advancing our winning and sustainable growth strategy.”

“For 2024, we have established ambitious financial targets, building off our leading growth profile and operating execution excellence. Our financial outlook reflects continued healthy growth within our core TTech business as we maintain our consistent focus on profitable customer growth driven by continued demand for our superior bundled offerings over our leading broadband networks. Furthermore, in 2024, we anticipate improving financial contributions from TELUS International, as well as from TELUS Health and TELUS Agriculture & Consumer Goods,” Doug concluded.

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As compared to the same period a year ago, net income in the quarter of $310 million was up 17 per cent and Basic earnings per share (EPS) of $0.20 increased by 18 per cent. These increases were driven by the impacts from: (i) consolidated EBITDA growth, as discussed below; and (ii) the estimated unrealized appreciation recorded from our virtual power purchase agreements with renewable energy projects as of December 31, 2023. These were partially offset by: (i) higher depreciation and amortization reflecting increases related to growth in capital assets in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage; and growth in internet, TV and security subscriber loading; (ii) higher interest costs primarily from greater long-term debt outstanding, attributable in part to business acquisitions, in addition to an increase in the effective interest rate; and (iii) higher employee benefits expense to reflect higher restructuring costs related to accelerated cost efficiency programs. As it relates to EPS, the trends also reflect the effect of a higher number of Common shares outstanding. When excluding the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments, virtual power purchase agreements unrealized change in forward element, other equity losses related to real estate joint ventures, and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $341 million increased by 0.6 per cent over the same period last year, while adjusted basic EPS of $0.24 was unchanged over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA increased by 6.7 per cent to approximately $1.7 billion and Adjusted EBITDA increased by 9.4 per cent to more than $1.8 billion. The growth in Adjusted EBITDA reflects: (i) broad-based cost reduction efforts across both the TTech and DLCX segments, including workforce reductions, synergies achieved between LifeWorks and our legacy Health business, and increased TTech outsourcing to DLCX, as well as savings in marketing, discretionary, and administrative costs; (ii) higher mobile network, residential internet and security revenues largely driven by subscriber growth; (iii) higher mobile equipment margins; and (iv) organic health services growth. These factors were partly offset by: (i) merit-based compensation increases; (ii) higher bad debt expense; (iii) declining TV and fixed legacy voice margins; (iv) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based software licences, contractor and cloud usage costs; and (v) lower agriculture and consumer goods margins.

In the fourth quarter, we added 404,000 net customer additions, up 103,000 over the same period last year, and inclusive of 126,000 mobile phones and 203,000 connected devices, in addition to 36,000 internet, 23,000 TV and 23,000 security customer connections. This was partly offset by residential voice losses of 7,000. Our total TTech subscriber base of more than 19.3 million is up 7.6 per cent over the last twelve months, reflecting a 4.1 per cent increase in our mobile phones subscriber base to 10.1 million, and a 26 per cent increase in our connected devices subscriber base to more than 3.1 million. Additionally, our internet connections grew by 8.8 per cent over the last twelve months, surpassing 2.6 million customer connections, our TV subscriber base increased by 5.2 per cent to approximately 1.4 million customers, and our security customer base expanded by 8.0 per cent to over 1 million customers.

In health services, as of the end of the fourth quarter of 2023, virtual care members were 5.6 million and healthcare lives covered were 69.5 million, up 24 per cent and 2.7 per cent over the past twelve months, respectively. Digital health transactions in the fourth quarter of 2023 were 157.9 million, up 3.7 per cent over the fourth quarter of 2022.

Cash provided by operating activities increased by $188 million in the fourth quarter of 2023 and free cash flow of $590 million increased by $267 million compared to the same period a year ago reflecting lower capital expenditures and lower income taxes paid, partly offset by an increase in cash interest paid. The increase in free cash flow was driven by: (i) higher EBITDA; (ii) lower restructuring and other costs, net of disbursements, due to a greater number of real estate rationalization initiatives where payments of executory costs will be disbursed over multiple years, in addition to the timing of disbursements for personnel-related costs expected to impact the following year; (iii) lower income taxes paid, net of refunds; and (iv) a decline in capital expenditures.

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Consolidated capital expenditures of $533 million, including $47 million for real estate development, decreased by 19 per cent in the fourth quarter of 2023. TTech operations drove $141 million of the decrease primarily due to the planned slowdown of our fibre and wireless network build and systems development, which is consistent with 2023 build targets when compared to the accelerated investments in 2022. TTech real estate development capital expenditures of $47 million increased by $11 million in the fourth quarter of 2023 due to increased capital investment to support construction of multi-year development projects including TELUS Ocean and other commercial buildings in B.C. By December 31, 2023, our 5G network covered more than 31.6 million Canadians, representing approximately 86 per cent of the population.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended December 31		Per cent
(unaudited)	2023	2022	change
Operating revenues (arising from contracts with customers)	5,156	5,023	2.6
Operating revenues and other income	5,198	5,058	2.8
Total operating expenses	4,534	4,389	3.3
Net income	310	265	17.0
Net income attributable to common shares	288	248	16.1
Adjusted Net income(1)	341	339	0.6
Basic EPS ($)	0.20	0.17	17.6
Adjusted basic EPS(1) ($)	0.24	0.24	-
EBITDA(1)	1,705	1,598	6.7
Adjusted EBITDA(1)	1,847	1,689	9.4
Capital expenditures(2)	533	660	(19.2)
Cash provided by operating activities	1,314	1,126	16.7
Free cash flow(1)	590	323	82.7
Total telecom subscriber connections(3) (thousands)	19,339	17,971	7.6
Healthcare lives covered (millions)	69.5	67.7	2.7

Notations used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.
(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the Consolidated financial statements. Refer to Note 31 of the Consolidated financial statements for further information.
(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2023, on a prospective basis, we adjusted our mobile phone and connected device subscriber bases to remove 50,000 subscribers and add 82,000 subscribers, respectively, due to a review of our subscriber bases. Effective January 1, 2023, on a prospective basis, we adjusted our internet subscriber base to add 70,000 subscribers as a result of business acquisitions.

Fourth Quarter 2023 Operating Highlights

TELUS technology solutions (TTech)

●	TTech operating revenues (arising from contracts with customers) increased by $113 million or 2.6 per cent in the fourth quarter of 2023, primarily reflecting increases in mobile network revenue, mobile equipment and other service revenues, fixed data services revenues, and health services revenues, as described below. Decreases in fixed voice services revenues, fixed equipment and other service revenues and agriculture and consumer goods services revenues were partial offsets.
●	TTech EBITDA increased by $43 million or 2.9 per cent in the fourth quarter of 2023, while TTech Adjusted EBITDA increased by $119 million or 8.0 per cent, reflecting: (i) broad-based cost reduction efforts across both the TTech and DLCX segments, including workforce reductions, synergies achieved between LifeWorks and our legacy Health business, and increased TTech outsourcing to DLCX, as well as savings in marketing, discretionary, and administrative costs; (ii) higher mobile network, residential internet and security revenues largely driven by subscriber growth; (iii) higher mobile equipment margins; and (iv) organic health services growth. These factors were partly offset by: (i) merit-based compensation increases; (ii) higher bad debt expense; (iii) declining TV and fixed legacy voice margins; (iv) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based software licences, contractor and cloud usage costs; and (v) lower agriculture and consumer goods margins.

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Mobile products and services

●	Mobile network revenue increased by $64 million or 3.8 per cent in the fourth quarter of 2023, largely due to growth in our mobile phone and connected device subscriber base, as well as moderating roaming revenue growth. These impacts were partly offset by the impact of lower base rate plan prices and lower overage revenues, discussed below in mobile phone ARPU.
●	Mobile equipment and other service revenues increased by $9 million or 1.3 per cent in the fourth quarter of 2023, primarily attributable to higher-value smartphones in the sales mix. This was partly offset by a reduction in contracted volumes attributed to increased promotional activity centred around rate plans and market aggression, in addition to more customers taking advantage of bring-your-own-device (BYOD) plan offerings.
●	TTech mobile products and services direct contribution increased by $74 million or 4.9 per cent in the fourth quarter of 2023, largely reflecting mobile subscriber growth, higher equipment margins and higher roaming margins associated with increased international travel volumes. These were partly offset by the impact of lower base rate plan prices and lower overage revenues as discussed below in mobile phone ARPU.
●	Mobile phone ARPU was $58.50 in the fourth quarter of 2023, reflecting a year over year decrease of $0.19 or 0.3 per cent for the fourth quarter. This decrease is attributed to lower overage revenues as customers continue to adopt larger or unlimited data and voice allotments in their rate plans, in addition to lower base rate plan prices from increased promotional activity and market aggression affecting both new and existing customers, which first escalated in the second quarter of 2023 and continued through the heightened seasonal promotional periods. These impacts are partly mitigated by our continued focus to drive higher-value loading and realize higher, albeit moderating, roaming revenues from increased travel.
●	Mobile phone gross additions were 545,000 in the fourth quarter of 2023, an increase of 83,000 or 18 per cent, driven by continued market-driven promotional activity, which first escalated in the second quarter of 2023 and continued through the remainder of the year during the heightened seasonal promotional periods; in addition to increased retail and digital traffic, our 5G subscription value proposition on Public Mobile and growth in the Canadian population.
●	Mobile phone net additions were 126,000 in the fourth quarter of 2023, an increase of 14,000 or 13 per cent, driven by higher mobile phone gross additions, partially offset by higher mobile phone churn, as described below.
●	Our mobile phone churn rate was 1.40 per cent in the fourth quarter of 2023, compared to 1.22 per cent in the fourth quarter of 2022, largely due to higher customer switching activity from heightened seasonal promotional activity, as discussed above. These factors have been partly mitigated by our continued focus on customer retention through our industry-leading service and network quality, successful promotions and bundled offerings.
●	Connected device net additions were 203,000 in the fourth quarter of 2023, an increase of 97,000, attributable to increased IoT connections from customers in the transportation, healthcare and home security industries.

Fixed products and services

●	Fixed data services revenues increased by $40 million in the fourth quarter of 2023, driven by an increase in our internet, security and TV subscribers and higher, albeit moderating, revenue per customer as a result of internet speed upgrades and rate changes. This growth was partially offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution.
●	Fixed voice services revenues decreased by $6 million in the fourth quarter of 2023, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, our retention efforts and the migration from legacy to IP services offerings.

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●	Fixed equipment and other service revenues decreased by $13 million in the fourth quarter of 2023, largely reflecting a reduction in residential and business development project work, both as a result of the non-recurrence of large projects in the fourth quarter of 2022 and rising interest rates that softened the property development market in 2023.
●	TTech fixed products and services direct contribution increased by $11 million or 0.8 per cent in the fourth quarter of 2023, reflecting increased internet and security margins, driven by subscriber growth and higher, albeit moderating, revenue per customer as a result of internet speed upgrades and rate changes, in addition to organic health services growth. These were fully offset by technological substitution driving declines in TV and legacy voice margins, as well as lower agriculture and consumer goods margins as a result of transient headwinds and macroeconomic challenges.
●	Internet net additions were 36,000 in the fourth quarter of 2023, a decrease of 6,000, due to a higher churn rate from macroeconomic and competitive pressures impacting consumer purchasing decisions, partly offset by our success in driving strong gross additions in the consumer market through diverse products and services.
●	TV net additions were 23,000 in the fourth quarter of 2023, an increase of 6,000, due to our diverse products and services, partly offset by higher churn related to the same factors as internet.
●	Security net additions were 23,000 in the fourth quarter of 2023, a decrease of 5,000, due to higher churn related to the same factors as internet, partly offset by increased demand for our bundled product offerings and diverse products and services.
●	Residential voice net losses were 7,000 in the fourth quarter of 2023, an increased loss of 3,000. Our bundled product and lower-priced offerings have been successful at mitigating losses and minimizing substitution to mobile and internet-based services.

Health services

●	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.
●	Health services revenues increased by $21 million in the fourth quarter of 2023, driven by: (i) demand for our integrated health, productivity, retirement and benefit solutions; (ii) increased pharmacy management software revenue; and (iii) the continued adoption of our virtual care solutions.
●	At the end of the fourth quarter of 2023, 5.6 million members were enrolled in our virtual care services, an increase of 1.1 million over the past 12 months, attributable to the continued adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.
●	At the end of the fourth quarter of 2023, our healthcare programs covered 69.5 million lives, an increase of 1.8 million over the past 12 months, mainly due to healthy growth in our employee and family assistance programs from both new and existing clients across all of our regions, in addition to continued demand for virtual solutions.
●	Digital health transactions were 157.9 million in the fourth quarter of 2023, an increase of 5.6 million, largely driven by increased paid exchange of healthcare data between our health benefits management system and care providers resulting from higher patient demand for elective health services.

Agriculture and consumer goods services

●	Through TELUS Agriculture & Consumer Goods, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food outcomes.
●	Agriculture and consumer goods services revenues decreased by $2 million or 1.9 per cent in the fourth quarter of 2023 reflecting transient headwinds and macroeconomic challenges, including subscription demand softness and customer churn for our Software-as-a-Service (SaaS)-based revenue management software for consumer goods manufacturers. These effects were partly offset by increased animal agriculture pharmacy and research revenues. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in the fourth quarter of 2023 compared to the fourth quarter of 2022, the Canadian dollar was consistent against the U.S. dollar.

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Digitally-led customer experiences – TELUS International (DLCX)

●	DLCX operating revenues (arising from contracts with customers) increased by $20 million or 2.9 per cent in the fourth quarter of 2023. The increase was primarily attributable to growth in our tech and games, eCommerce and fintech and other industry vertical clients, arising from additional services provided to certain existing clients and new clients added since the prior year, including new clients from the acquisition of WillowTree. This growth was partially offset by lower revenues from one of our largest clients, a leading social media company, as well as a global financial institution client. In addition, the strengthening of both the U.S. dollar and the European euro against the Canadian dollar resulted in a favourable foreign currency impact on our DLCX operating results.
●	Revenue from our tech and games industry vertical increased by $7 million in the fourth quarter of 2023, due to continued growth experienced with a number of our technology clients and the addition of new clients, which was partially offset by lower revenue from one of our largest clients, a leading social media company.
●	Revenue from our communications and media industry vertical increased by $43 million in the fourth quarter of 2023, driven primarily by more services provided to the TTech segment and the addition of new clients from our acquisition of WillowTree.
●	Revenue from our eCommerce and fintech industry vertical increased by $10 million in the fourth quarter of 2023, due to the addition of new clients from our acquisition of WillowTree, partially offset by a decline in service volumes from fintech clients.
●	Revenue from our healthcare industry vertical increased by $27 million in the fourth quarter of 2023, primarily due to more services provided to the healthcare business unit of the TTech segment.
●	Revenue from our banking, financial services and insurance industry vertical decreased by $7 million in the fourth quarter of 2023, due to lower service volumes from a global financial institution client, partially offset by the addition of new clients from our acquisition of WillowTree.
●	DLCX EBITDA increased by $64 million or 37 per cent in the fourth quarter of 2023, while DLCX Adjusted EBITDA increased by $39 million or 19 per cent in the same period. The increases in EBITDA and Adjusted EBITDA were primarily due to other income arising from the revaluation on our provisions for written put options, positive impacts realized from cost efficiency efforts initiated in the second quarter of 2023, and lower share-based compensation, which were partially offset by cost imbalances arising from reductions in service demand, principally in Europe, from some of our larger technology clients, with the impacts being more significant beginning in the second quarter of 2023.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

●	Paying, collecting and remitting more than $2.3 billion in 2023 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted over $36 billion in these taxes.
●	Investing more than $2.8 billion in capital expenditures in 2023 primarily in communities across Canada and nearly $54 billion since 2000.
●	Disbursing spectrum renewal fees of approximately $53 million to Innovation, Science and Economic Development Canada in 2023. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled more than $43 billion.
●	Spending $10 billion in total operating expenses in 2023, including goods and services purchased of approximately $6.5 billion. Since 2000, we have spent $159 billion and $108 billion, respectively, in these areas.
●	Generating a total team member payroll of approximately $4.1 million in 2023, including wages and other employee benefits, and payroll taxes of $201 million. Since 2000, total team member payroll totals $61 billion.
●	Returning approximately $2.1 billion in dividends declared in 2023 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned approximately $25 billion to shareholders through our dividend and share purchase programs, including $20 billion in dividends and $5 billion in share repurchases, representing $17 per share.

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TELUS sets 2024 financial targets

TELUS’ financial targets for 2024 are guided by a number of long-term financial objectives,

policies and guidelines, which are detailed in Section 4.3 of the 2023 annual MD&A. With these policies in mind, our financial targets for 2024, as presented in the table, reflect our expectations for continued strong subscriber growth across mobile and fixed, as well as continued investments in our leading PureFibre network and 5G deployment. Our strategic focus to drive increased cost efficiency is also expected to contribute to our financial outlook.

Supporting our targets in 2024 are our unique and diversified growth businesses – TELUS International, TELUS Health and TELUS Agriculture & Consumer Goods. Our growth profile is underpinned by a team member culture focused on delivering customer service excellence

2024 targets
TTech Operating revenues(1)	Growth of 2 to 4%
TTech Adjusted EBITDA	Growth of 5.5 to 7.5%
Consolidated Free cash flow	Approximately $2.3 billion
Consolidated Capital expenditures(2)	Approximately $2.6 billion

(1)	For 2024, we are guiding on TTech Operating revenues, which excludes other income. TTech Operating revenues for 2023 were $17,106 million.
(2)	Excludes $100 million targeted towards real estate development initiatives.

When combined with the 2024 financial targets set by TELUS International this morning, we expect TELUS’ Consolidated Operating Revenues and Adjusted EBITDA to grow at similar rates approximate to our TTech outlook.

The preceding disclosure respecting TELUS’ 2024 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ below and based on management’s expectations and assumptions as set out below and in Section 9.3 TELUS assumptions for 2024 in the 2023 annual MD&A. This disclosure is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2024 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3761 per share on the issued and outstanding Common Shares of the Company payable on April 1, 2024 to holders of record at the close of business on March 11, 2024. This quarterly dividend reflects an increase of 7.1 per cent from the $0.3511 per share dividend declared one year earlier and consistent with our multi-year dividend growth program. When a dividend payment date falls on a weekend or holiday, the payment shall be made on the next succeeding day that is a business day.

Community Highlights

Giving Back to Our Communities

●	TELUS Friendly Future Foundation® (the Foundation) and Canadian TELUS Community Boards continue to direct all of their funding to charitable initiatives that promote health and well-being for youth across Canada, including the TELUS Student Bursary for post-secondary students facing financial barriers. In 2023, the Foundation supported two million youth by granting $11 million to 550 projects delivered by registered charities and other community partners. Since its inception in 2018, the Foundation has provided $47 million in cash donations to our communities, helping 15 million youth reach their full potential.

○	In February 2023, the Foundation launched its Livable Communities for our Youth Challenge, providing funding to improve the lives of youth by connecting innovative entrepreneurs to Canadian charities.

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○	In October 2023, the Foundation launched the TELUS Student Bursary, Canada's largest bursary fund, supporting students facing financial barriers that impact their ability to enrol in or continue their education. With bursaries valued at up to $5,000, this new $50 million fund, established through an endowment gift of $25 million from TELUS and a commitment of $25 million in fundraising from the Foundation, will help hundreds of students each year access post-secondary education, leading to a brighter future. Each bursary recipient will also have access to free mobility and low-cost internet service plans through our Mobility for Good and Internet for Good programs.
○	At the start of the 2023 – 2024 school year in September, the Foundation awarded its first round of bursaries to more than 400 students across the country.

●	Our Canadian and global TELUS Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth thrive. Since 2005, our 19 TELUS Community Boards have directed $107 million in cash donations to more than 9,600 initiatives, providing resources and support for underserved citizens, especially young people, around the world.

○	During the third quarter of 2023, we announced the expansion of five TELUS Community Boards in Alberta and Ontario, which are now providing support for millions of citizens in Alberta and Ontario.

●	TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In July 2023, we announced a doubling of our commitment to the Fund, raising our investment from $1 million to $2 million over the next five years. Since its inception in November 2021, the Fund has distributed $575,000 in cash donations to 29 community programs supporting food security, education, cultural and linguistic revitalization, wildfire relief efforts, and the health, mental health and well-being of Indigenous Peoples across Canada.
●	During 2023, TELUS, our team members, customers and the Foundation have provided $12.6 million, in cash donations and in-kind contributions to support 22 humanitarian and disaster relief efforts in Canada and around the world. Our efforts in 2023 included supporting those impacted by unprecedented wildfires and hurricanes in Canada and earthquakes in Türkiye, Syria and Morocco.
●	In May 2023, our 18th annual TELUS Days of Giving® inspired more than 80,000 TELUS team members, retirees, family and friends in 260 communities, across 32 countries to volunteer, contributing to 1.5 million hours of service globally in 2023. Thanks to the passion and generosity of our TELUS family, 2023 was our most giving year ever.
●	In November 2023, we added two new clubs in North Carolina to the TELUS Community Ambassadors program, bringing together over 5,000 current and retired team members across 25 clubs to volunteer in their local communities.

Empowering Canadians with Connectivity

●	Throughout 2023, we continued to leverage our Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for over 1.1 million individuals.

○	During the year, we welcomed 8,500 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected over 55,000 households and 175,000 low-income family members and seniors, persons in need who are living with disabilities, government-assisted refugees and youth leaving foster care with low-cost internet service.
○	Our Mobility for Good® program offers free or low-cost smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada. During the year, we added 8,600 youth and seniors, as well as Indigenous women at risk of or surviving violence, government-assisted refugees and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 52,300 people.

■	In June 2023, we expanded the reach of our Internet for Good and Mobility for Good programs to help government-assisted refugees arriving in Canada get connected. Partnering with 15 resettlement assistance program service provider organizations across the country and growing, Mobility for Good for government-assisted refugees offers a free smartphone and a low-cost data plan while Internet for Good for government-assisted refugees offers low-cost high-speed internet service. To date, we have provided support to over 6,200 government-assisted refugees and their family members through these programs.

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■	Since launching our Mobility for Good for Indigenous Women at Risk program in 2021, we have supported 2,700 women.

○	Our Health for Good® mobile health clinics facilitated more than 56,000 patient visits in 2023. Since the program’s inception, we have accommodated 200,000 cumulative patient visits in 25 communities across Canada, bringing primary and mental healthcare to individuals experiencing homelessness.

■	In March 2023, we expanded our Health for Good program to support women and caregivers in need of mental health services by providing free access to TELUS Health MyCare™ counselling services. Partnering with three charitable organizations, we have provided 900 free counselling sessions this year to women and caregivers in need in British Columbia, Alberta, Saskatchewan and Ontario.
■	In April 2023, we partnered with Old Brewery Mission to launch a new mobile health clinic in Montreal. The Old Brewery Mission Mobile Health Clinic, powered by TELUS Health, is helping marginalized Montreal residents and communities with access to free healthcare services, as well as social and housing-related support.
■	In July 2023, we launched a second mobile health clinic in Victoria in partnership with Victoria Cool Aid Society to address the growing need for primary healthcare and provide support for people experiencing homelessness.

○	During the year, our Tech for Good® program provided access to personalized one-on-one training, support and customized recommendations on mobile devices and related assistive technology and/or access to discounted mobile plans for over 2,300 Canadians living with disabilities, helping them improve their independence and quality of life. Since the program’s inception in 2017, we have supported 8,800 individuals in Canada who are living with disabilities through the program and/or the TELUS Wireless Accessibility Discount.
○	In 2023, 116,500 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing total cumulative participation to 680,000 individuals since the program launched in 2013.

■	In October 2023, we celebrated 10 years of TELUS Wise with the launch of a new TELUS Wise responsible AI online workshop for youth.

Investing in Social Impact

●	TELUS Pollinator Fund for Good® made multiple equity investments during 2023. These included: Flash Forest, a Canadian reforestation company with a mission to plant one billion trees; three new clean technology startups – Climate Robotics, erthos and Plentify – to strengthen climate resilience with agricultural technologies sequestering carbon, plant-powered alternatives to plastic and cleaner energy solutions; and Dryad, a German startup that provides ultra-early wildfire detection through large-scale Internet of Things (IoT) networks and sensors to reduce the risk of fires spreading out of control. Since its inception in 2020, the Fund has invested in 30 socially innovative companies, with 40 per cent led by women and 50 per cent led by Indigenous or racialized founders.
●	During the first quarter of 2023, the Fund was named Funder of the Year at the 2023 B.C. Cleantech Awards for supporting cleantech ventures as they grow and scale.

Global Social Capitalism awards and recognition

●	During the year, we received recognition for our global leadership in sustainability, corporate citizenship, social purpose, and environmental and social reporting, including:

○	In January 2023, we were included in the Corporate Knights 2023 Global 100 Most Sustainable Corporations in the World as the top North American telecommunications company, ranking 37th overall; this was the 11th time we have been included since inception of the recognition in 2005. Additionally, in June 2023, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 17th time, ranking in the top 10 and as the highest among the telecom industry in Canada.
○	In May 2023, we received the Mercure award for Sustainable Development Strategy in the Large Corporation category as part of the 2023 Mercuriades Awards, which celebrate the innovation, ambition, entrepreneurship and performance of Quebec businesses.

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○	In May 2023, at the Loyalty360 Awards, we won the platinum award for corporate social responsibility, gold award for brand-to-brand partnerships and bronze award for 360 degree (brand).
○	In December 2023, we were named to the Dow Jones Sustainability North America Index for the 23rd consecutive year.

●	In April 2023, we were recognized as one of Canada’s top 10 most valuable brands by Brand Finance Canada for the second consecutive year, with a 2023 brand value of $10.3 billion, a $200 million year-over-year increase that represents our highest third-party brand valuation ever.
●	In June 2023, we were recognized by Gustavson Brand Trust Index as the most trusted telecom brand in Canada, for the fifth consecutive year.
●	In June 2023, we won Best Eco-Loyalty Initiative and Best Corporate Social Responsibility (CSR) Initiative for our TELUS Rewards® program at the International Loyalty Awards held in London, England.
●	In October 2023, we ranked fifth in Kantar BrandZ 2023 Most Valuable Canadian Brands.
●	In November 2023, we released our fifth annual Indigenous Reconciliation and Connectivity Report, detailing our progress on the Reconciliation commitments in our 2021 Indigenous Reconciliation Action Plan (IRAP) and announcing a new commitment to incorporate Indigenous perspectives into our data ethics and artificial intelligence (AI) strategy.
●	For our leadership in economic reconciliation, in November 2023, we were honoured to be a recipient of the Indigenomics 10 to Watch award, presented by the Indigenomics Institute.
●	We were recognized by Mediacorp Canada Inc. during 2023 as one of Canada’s Top Employers for Young People (2023) in January, Canada’s Best Diversity Employers (2023) in March and Canada’s Greenest Employers (2023) in April.

Access to Quarterly results information

Interested investors, the media and others may review this earnings news release, our 2023 annual management’s discussion and analysis, results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ fourth quarter 2023 conference call is scheduled for Friday, February 9, 2024 at 12:30 pm ET (9:30 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until midnight March 9, 2024 at 1-855-201-2300. Please quote conference access code 98417# and playback access code 0114271#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in or implied by the forward looking statements.

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Our general outlook and assumptions for 2024 are presented in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in our 2023 annual Management’s discussion and analysis (MD&A).

Our assumptions in support of our 2024 outlook are generally based on industry analysis, including our estimates regarding economic and telecom industry growth, as well as our 2023 results and trends discussed in Section 5 in our 2023 annual MD&A. Our 2024 key assumptions are listed below and in Section 9.3 TELUS assumptions for 2024 in the 2023 annual MD&A:

•	Estimated economic growth rates in Canada, B.C., Alberta, Ontario and Quebec of 0.6%, 0.4%, 1.1%, 0.4% and 0.4%, respectively.

•	Estimated inflation rates in Canada, B.C., Alberta, Ontario and Quebec of 2.5%, 2.4%, 2.4%, 2.4% and 2.5%, respectively.

•	Estimated annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec of 6.4%, 6.1%, 6.3%, 6.7% and 5.5%, respectively.

•	Estimated annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec of 234,000 units, 42,000 units, 36,000 units, 79,000 units and 46,000 units, respectively.

•	Estimated annual planned permanent resident additions of 485,000.

•	No material adverse regulatory rulings or government actions against TELUS.

•	Continued intense mobile products and services competition and fixed products and services competition in both consumer and business markets.

•	Continued increase in mobile phone industry penetration in the Canadian market.

•	Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers seek more mobile connectivity to the internet at faster speeds.

•	Mobile products and services revenue growth resulting from improvements in subscriber loading, with continued competitive pressure on blended ARPU.

•	Continued pressure on mobile products and services acquisition and retention expenses resulting in the Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing being a net cash outflow of approximately $150 million to $250 million (2023 actual – $143 million net cash outflow), arising from gross loading and customer renewal volumes, competitive intensity and changing customer preferences. Continued connected devices growth, as our IoT offerings diversify and expand.

•	Continued growth in fixed products and services data revenue, reflecting an increase in internet, TV and security subscribers, speed upgrades, rate plans with larger data buckets or unlimited data usage, and expansion of our broadband infrastructure, healthcare solutions, agriculture and consumer goods solutions and home and business security offerings.

•	Continued erosion of residential voice revenue resulting from technological substitution and greater use of inclusive long distance.

•	For our DLCX segment, long-term growth and profitability will be supported by our differentiated digital customer experience solutions and continued optimization of the cost structure, enabled by automation and generative AI solutions, to mitigate near-term challenges from persistent global macroeconomic pressures.

•	Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend.

•	Employee defined benefit pension plans: current service costs of approximately $66 million recorded in Employee benefits expense, $2 million recorded in Employee benefits expense for past service costs and interest expense of approximately $9 million recorded in Financing costs; a rate of 4.65% for discounting the obligation and a rate of 4.65% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $28 million.

•	Restructuring and other costs of approximately $300 million (2023 actual – $717 million) for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, rising costs of subscriber growth and retention, and integration costs associated with business acquisitions. Approximately $200 million of cash restructuring and other disbursements from our 2023 efficiency program will flow into our 2024 free cash flow guidance, and we expect total cash restructure and other disbursements of approximately $400 million in 2024.

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•	Net cash Interest paid of approximately $1.25 billion to $1.4 billion (2023 actual – $1.2 billion).

•	Depreciation and Amortization of intangible assets of approximately $4.0 billion to $4.2 billion (2023 actual – $4.1 billion).

•	Income taxes: Income taxes computed at an applicable statutory rate of 24.5 to 25.1% and cash income tax payments of approximately $370 million to $450 million (2023 actual – $389 million).

•	Participation in ISED’s auction in the mmWave band, with auction bidding currently expected in 2024.

•	Continued growth of health services revenue and contribution to EBITDA and expanding the breadth of our health offerings. We anticipate being able to generate cross-selling opportunities between our business units. We expect this growth to be partially offset by higher operating costs associated with growth related to scaling our digital health offerings, with a focus on deploying value-added services effectively and optimizing efficiency.

•	Impacts on our international operations from the global macroeconomic environment and its effect on other national and local economies, as well as continued currency fluctuations, which may have an impact on our outlook. Canadian dollar to U.S. dollar average exchange rate of C$1.32: US$1.00 (2023 actual – C$1.35: US$1:00); U.S. dollar to European euro average exchange rate of US$1.08: €1.00 (2023 actual – US$1.08: €1.00).

•	Continued expansion of our agriculture and consumer goods services business through business acquisitions and organic growth.

•	Continuation of our digitization efforts to simplify the many ways our customers do business with us, introduce new products and services, respond to customer and market needs, and provide highly reliable service.

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and practices of elected officials and regulatory decisions, reviews and government activity may have strategic, operational and/or financial implications (including on revenue and free cash flow).

Risks and uncertainties include:

o	changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.4 Communications industry regulatory developments and proceedings in our 2023 annual MD&A;
o	the potential for government to allow consolidation of competitors in our industry or conversely for government to intervene with the intent of further increasing competition, for example, through mandated wholesale access, including to fibre-to-the-premises (FTTP) facilities;
o	the potential for additional government intervention on pricing, including internet overage charges and roaming fees;
o	changes to federal or provincial legislation or its application (including consumer protection legislation);
o	the introduction of new privacy legislation by the federal, provincial or territorial governments or in non-Canadian jurisdictions where we do business that could materially expand or alter the scope of consumer privacy rights, include significant administrative monetary penalties and a private right of action, and implement a new regulatory regime for the use of artificial intelligence (AI) in the private sector, with significant enforcement powers;

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o	potential threats to unitary federal regulatory authority over communications in Canada;
o	potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aim to ensure the fair treatment by vertically integrated firms of rival competitors operating as both broadcasting distributors and programming services;
o	regulatory action by the Competition Bureau or other regulatory agencies;
o	spectrum allocation and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation;
o	draft legislation permitting the government to restrict the use in telecommunications networks of equipment made by specified companies, including Huawei and ZTE;
o	draft legislation imposing new cybersecurity reporting requirements; the request by the Minister of Innovation, Science and Industry to telecommunications service providers, including TELUS, to improve network resiliency, along with CRTC proceedings to investigate network reliability and resiliency;
o	potential limitations on international roaming fees and ancillary service fees;
o	restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of, and compliance with, such restrictions;
o	unanticipated changes to the current copyright regime, which could impact obligations for internet service providers or broadcasting undertakings;
o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and risks related to the quality of care and provision of insured/uninsured services; and
o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the market and impact our market share and financial results (including revenue and free cash flow).

Risks and uncertainties include:

o	our ability to continue to retain customers by providing a customer service experience that meets or exceeds expectations, a range of relevant products and services and a reliable state-of-the-art network;
o	the intensity of competition, including aggressive promotional offers and device financing strategies and the ability of industry competitors to offer bundled and/or discounted services;
o	competition across all services with communications companies and virtual broadcast distribution undertakings and other over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services;
o	consolidation, mergers and acquisitions of industry competitors (including the acquisition of Shaw by Rogers and associated assets divested to Videotron), as well as any related regulatory actions;
o	regional operators leveraging wholesale access regulations to enter the market;
o	low-earth-orbit satellite internet services becoming available in urban areas;
o	our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow;
o	vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards;
o	TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services;

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o	in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers, including competitors with a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and providers of virtual healthcare services, preventative health services and personal emergency response services; and
o	in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution;
o	a declining overall market for TV services, resulting in part from content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms;
o	the increasing number of households with only mobile and/or internet-based telephone services;
o	potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services;
o	disruptive technologies, such as OTT IP services, including software-defined networks in the business market that may displace or cause us to reprice our existing data services, and self-installed technology solutions;
o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;
o	high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost;
o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;
o	availability of resources and our ability to build out adequate broadband capacity;
o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;
o	our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer;
o	supplier limitations and concentration and market power for products such as network equipment, TELUS TV and mobile handsets;
o	our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire;
o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies;
o	network reliability and change management; and
o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and recovering business operations. A successful attack may impede the operations of our network or lead to the unauthorized interception, destruction, use or dissemination of customer, team member or business information.

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•	Generative AI (GenAI).
GenAI exposes us to numerous risks including risks related to the responsible use of AI, data privacy and cybersecurity, and the possibility that our use of AI may produce inaccurate or inappropriate content or create negative perceptions among companies and regulators that could affect demand for our services.

•	Climate and the Environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Risks and uncertainties include:

o	loss of employee work time as a result of illness or injury;
o	public concerns related to radio frequency emissions
o	climate-related risks (such as extreme weather events and other natural hazards);
o	waste and waste recycling;
o	risks relating to fuel systems on our properties and the environmental impact of our network including legacy network equipment; and
o	changing government and public expectations regarding environmental matters and our responses.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in our operations.

•	Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities.

Risks and uncertainties include:

o	our ability to identify suitable candidates for partnerships or strategic transactions and our ability to complete these transactions;
o	our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner;
o	our ability to manage the requirements of large enterprise deals;
o	our ability to implement effective change management for system replacements and upgrades, process redesigns, cost efficiency programs and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders);
o	our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings;
o	our ability to effectively manage the growth of our infrastructure and integrate new team members;
o	our reliance on third-party cloud-based computing services to deliver our IT services; and
o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments), as we have assets and operations located outside Canada and the U.S.

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•	Customer service. Our service delivery directly impacts customer experience, customer churn rates, and likelihood to recommend outcomes. We may not be able to deliver the excellence our customers expect or maintain our competitive advantage in this area.

Risks and uncertainties include:

o	our ability to successfully implement cost reduction initiatives (including efficiency and effectiveness programs, business integrations, business product simplification, business process automation and outsourcing, offshoring, reorganizations, procurement initiatives, and real estate rationalization).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages;
o	technical disruptions and infrastructure breakdowns;
o	delays and rising costs, including as a result of government restrictions or trade actions; and
o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. There may be greater physical and mental health challenges faced by team members (and their families) as a result of the pandemic, and the effect of other significant change initiatives at the organization may result in the loss of key team members through short-term and long-term disability.

Risks and uncertainties include:

o	recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recently acquired businesses in emerging areas of our business);
o	the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements;
o	our ability to maintain our unique culture and team member engagement as we grow and implement organizational changes and cost reduction initiatives;
o	the risk that certain independent contractors in our business could be classified as employees; and
o	the physical and mental health of our team, which are critical to engagement and productivity.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to return capital to shareholders could constrain our ability to invest in our operations to support future growth.

Our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells that can improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment.

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Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow (which may be affected by restructuring and other costs resulting from initiatives such as post-acquisition integration and cost efficiency programs), our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR+ and EDGAR. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to meet these targets could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TI Subordinate Voting Shares or the TELUS Common Shares or both.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements applying to TELUS and our international operating subsidiaries may impact financial results, effective governance of tax considerations and compliance. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

Risks and uncertainties include:

o	interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations;
o	the timing and character of income and deductions, such as depreciation and operating expenses;
o	tax credits or other attributes;
o	changes in tax laws, including tax rates;
o	tax expenses that are materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation;
o	elimination of income tax deferrals; and
o	changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans.

Risks and uncertainties include:

o	the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of future policies and actions of foreign governments;
o	expectations regarding future interest rates;
o	inflation;
o	unemployment levels;

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o	immigration levels;
o	effects of volatility in oil prices;
o	effects of low business spending (such as reducing investments and cost structure);
o	pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates;
o	fluctuations in exchange rates of the currencies of various countries in which we operate;
o	sovereign credit ratings and effects on the cost of borrowing;
o	the impact of tariffs on trade between Canada and the United States; and
o	global implications of the dynamics of trade relationships among major world economies.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks and uncertainties include:

o	our ability to successfully respond to investigations and regulatory proceedings;
o	our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and
o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2023 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these risks and uncertainties are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2024 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

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Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium, unrealized changes in virtual power purchase agreements forward element, and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended December 31
C$ and in millions	2023	2022
Net income attributable to Common Shares	288	248
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs	138	82
Tax effects of restructuring and other costs	(37)	(21)
Real estate rationalization-related restructuring impairments	8	8
Tax effect of real estate rationalization-related restructuring impairments	(2)	(2)
Income tax-related adjustments	(13)	(1)
Other equity income related to real estate joint ventures	2	(3)
Unrealized changes in virtual power purchase agreements forward element	(59)	38
Tax effect of unrealized changes in virtual power purchase agreements forward element	16	(10)
Adjusted Net income	341	339

Reconciliation of adjusted basic EPS

	Three months ended December 31
C$	2023	2022
Basic EPS	0.20	0.17
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.09	0.05
Tax effect of restructuring and other costs, per share	(0.02)	(0.01)
Real estate rationalization-related restructuring impairments, per share	0.01	0.01
Income tax-related adjustments, per share	(0.01)	—
Unrealized changes in virtual power purchase agreements forward element, per share	(0.04)	0.03
Tax effect of unrealized changes in virtual power purchase agreements forward element, per share	0.01	(0.01)
Adjusted basic EPS	0.24	0.24

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

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We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations
	TTech		DLCX		Total
Three-month periods ended December 31 (C$ millions)	2023	2022	2023	2022	2023	2022
Net income					310	265
Financing costs					278	322
Income taxes					76	82
EBIT	535	586	129	83	664	669
Depreciation	615	541	50	48	665	589
Amortization of intangible assets	316	296	60	44	376	340
EBITDA	1,466	1,423	239	175	1,705	1,598
Add restructuring and other costs included in EBITDA	130	59	10	35	140	94
EBITDA – excluding restructuring and other costs	1,596	1,482	249	210	1,845	1,692
Other equity losses (income) related to real estate joint ventures	2	(3)	—	—	2	(3)
Adjusted EBITDA	1,598	1,479	249	210	1,847	1,689

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a simple cash flow view that may be more comparable to other issuers.

Adjusted EBITDA less capital expenditures reconciliation
	TTech		DLCX		Total
Three-month periods ended December 31 (C$ millions)	2023	2022	2023	2022	2023	2022
Adjusted EBITDA	1,598	1,479	249	210	1,847	1,689
Capital expenditures	(497)	(627)	(36)	(33)	(533)	(660)
Adjusted EBITDA less capital expenditures	1,101	852	213	177	1,314	1,029

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

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Free cash flow calculation
	Three months ended December 31
C$ and in millions	2023	2022
EBITDA	1,705	1,598
Restructuring and other costs, net of disbursements	16	82
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(175)	(185)
Effects of lease principal (IFRS 16 impact)	(144)	(129)
Items from the statements of cash flows:
Share-based compensation, net	17	24
Net employee defined benefit plans expense	26	25
Employer contributions to employee defined benefit plans	(5)	(10)
Loss from equity accounted investments and other	26	—
Interest paid	(308)	(238)
Interest received	12	6
Capital expenditures[1]	(533)	(660)
Free cash flow before income taxes	637	513
Income taxes paid, net of refunds	(47)	(190)
Free cash flow	590	323

Free cash flow reconciliation with Cash provided by operating activities
	Three months ended December 31
C$ and in millions	2023	2022
Free cash flow	590	323
Add (deduct):
Capital expenditures[1]	533	660
Effects of lease principal	144	129
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	47	14
Cash provided by operating activities	1,314	1,126

(1)	Refer to Note 31 of the Consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

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Appendix

Operating revenues and other income – TTech segment

	Three months ended December 31		Per cent
C$ millions	2023	2022	change
Mobile network revenue	1,759	1,695	3.8
Mobile equipment and other service revenues	697	688	1.3
Fixed data services(1)	1,156	1,116	3.6
Fixed voice services	188	194	(3.1)
Fixed equipment and other service revenues	109	122	(10.7)
Health services	432	411	5.1
Agriculture and consumer goods services	101	103	(1.9)
Operating revenues (arising from contracts with customers)	4,442	4,329	2.6
Other income	15	35	(57.1)
External Operating revenues and other income	4,457	4,364	2.1
Intersegment revenues	3	4	(25.0)
TTech Operating revenues and other income	4,460	4,368	2.1

(1)	Excludes health services and agriculture and consumer goods services.

Operating revenues and other income – DLCX segment

	Three months ended December 31		Per cent
C$ millions	2023	2022	change
Operating revenues (arising from contracts with customers)	714	694	2.9
Other Income	27	—	n/m
External Operating revenues and other income	741	694	6.8
Intersegment revenues	228	161	41.6
DLCX Operating revenues and other income	969	855	13.3

Notations used in the table above: n/m – not meaningful.

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About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with more than $20 billion in annual revenue and over 19 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 32 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS Health is a global healthcare leader, which provides employee and family primary and preventive healthcare and wellbeing solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventive and mental health outcomes covering nearly 70 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.7 billion, including 2.2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us at @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com

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